SIMPSON THACHER & BARTLETT LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

(650) 251-5000

FACSIMILE (650) 251-5002

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(650) 251-5110	wbrentani@stblaw.com

May 2, 2019

Jim Allegretto

Adam Phippen

Lilyanna Peyser

Scott Anderegg

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grocery Outlet Holding Corp. - Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Grocery Outlet Holding Corp. (the “Company”), we hereby confidentially submit for non-public review by staff of the Securities and Exchange Commission (the “Staff”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on March 26, 2019. The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter, dated April 24, 2019, relating to the Draft Registration Statement (the “comment letter”), and to otherwise update its disclosure.

The Company is seeking confidential treatment for this submission pursuant to Rule 83 of the Commission. The Company will publicly file the registration statement (as amended, the “Registration Statement”) and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement. For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Draft Registration Statement.

In addition, we are providing the following responses to the comment matter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Prospectus Summary

Our Company, page 1

1.

In this discussion and/or in other areas of your prospectus you use industry jargon such as “high net promoter score,” “shrink,” “four walls EBITDA,” and “SKU.” These are examples and not an exhaustive list of the use of jargon in your disclosures. Please revise your disclosures to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

The Company has revised its disclosure on pages 1, 2, 5, 6, 58, 59, 62, 83, 87 and 91 in response to the Staff’s comment.

Our Competitive Strengths, page 3

2.

Reference is made to your disclosure in the second full paragraph on page 4 that $32 million of incremental adjusted EBITDA would have been generated in 2018 assuming that each of your 84 open but not mature stores were able to attain the average year-four financial performance. Please disclose the most directly comparable financial measure calculated in accordance with GAAP and a reconciliation to this GAAP measure. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

The Company advises the Staff that it believes that the reference to incremental adjusted EBITDA in the illustrative example provided is not a financial measure (as defined in Regulation S-K Item 10(e)(2)), but rather describes a theoretical additional amount of adjusted EBITDA that stores that were open, but that had not yet reached maturity, would have contributed in 2018 had they attained the average year-four performance of our mature stores. Because this calculation is based on average mature store performance, there is no comparable financial measure calculated in accordance with GAAP that would be able to be reconciled with such amount. The Company would prefer to include such amount in its disclosure as it believes it gives investors meaningful information regarding the potential additional “run rate” adjusted EBITDA for its 84 stores that were open, but had not yet reached maturity in 2018.

Our Sponsor, page 7

3.

Please revise your prospectus summary to quantify and describe any payments, compensation or equity that your Sponsor, directors or executive officers received or will receive in connection with this offering.

The Company advises the Staff that it does not anticipate that any current stockholder, including the H&F Investor or its affiliates, the Company’s directors or the Company’s officers will receive any payments, compensation or equity in connection with this offering.

Use of Proceeds, page 47

4.

We note you intend to use some of the proceeds from the offering for the retirement of debt. As you entered into the First Lien Credit Agreement and Second Lien Credit Agreement within the past year, please describe the use of the proceeds of the debt. See Instruction 4 to Item 504 of Regulation S-K.

The Company has revised its disclosure on page 47 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Selling, General and Administrative Expenses, page 67

5.

We note independent operator commissions comprise over 50% of SG&A expense. Please discuss the reasons for the year-to-year fluctuations in independent operator commissions on an absolute and relative basis to SG&A expenses.

Independent operator (“IO”) commission is calculated as a percentage of gross profit and is, therefore, impacted by changes in sales and gross margin rate. For the past three fiscal years, IO commission has been stable at approximately 15% of sales and approximately 48% of gross profit. As a percentage of SG&A, IO commission has grown modestly from 59% in fiscal 2016 to 61% in fiscal 2018. Due to the stability and no expected changes in trends of IO commission as a percentage of sales, gross profit and SG&A the Company does not believe that additional disclosure is necessary in Amendment No. 1.

Critical Accounting Policies and Estimates, page 78

6.

Reference is made to you discussion of stock-based compensation on page 79. We note that you determined your common stock value by considering, among other factors, operating and financial performance. Please disclose the specific valuation method(s) used and the nature of the material assumptions involved. For example if the income method is used, please disclose that the income method involves estimating future cash flows and discounting those cash flows at an appropriate rate. Please also disclose the extent to which the estimates are considered highly complex and subjective.

The Company has revised its disclosure on page 80 in response to the Staff’s comment.

7.

Reference is made to your discussion of stock-based compensation on page 79. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. Please be detailed in your step-by-step explanation of the timeline leading up to the offering price.

The Company acknowledges the Staff’s comment and will comply with the Staff’s request once an estimated offering price or range has been established.

Executive Compensation

2018 Annual Incentive Plan, page 108

8.	Please revise to disclose the goals and actual performance achieved for each performance measure under the 2018 annual incentive plan. Refer to Item 402(b) of Regulation S-K.

The Company has revised its disclosure on page 108 in response to the Staff’s comment.

Principal Stockholders, page 126

9.

Please revise your disclosure to identify the natural person or persons who have or share voting and investment control of the shares held by H&F Globe Investor L.P. Refer to Item 403 of Regulation S-K.

The Company has revised its disclosure on page 127 in response to the Staff’s comment.

Description of Capital Stock

Exclusive Forum, page 134

10.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment the Company has revised its disclosure on page 134 to clarify that, to the fullest extent permitted by law, if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction over a claim, then the federal district court of the State of Delaware shall have exclusive forum.

Consolidated Statements of Income and Comprehensive Income, page F-5

11.

We note you used proceeds from the October 22, 2018 term loan under your First Lien Credit Agreement to pay an aggregate cash dividend of $152.2 million. Further, we note that you intend to repay debt with offering proceeds. Because the fiscal 2018 dividends you paid exceeded fiscal 2018 earnings, please tell us your consideration of including pro forma per share data giving effect to the number of common shares whose proceeds would be necessary to pay the distribution in excess of the current year´s earnings and assuming the aforementioned proceeds from the term loan were not received. To the extent you include such pro forma per share data in response to this comment, please include your calculation as a footnote. Refer to SAB Topic 1:B.3.

The Company has revised its disclosure on pages F-5, F-30 and F-31 in response to the Staff’s comment. The Company will complete the table on page F-5 once an estimated offering price or range has been established.

1. Organization and Summary of Significant Accounting Policies, page F-9

12.

You indicate that independent-operated stores are variable interest entities in which the Company has variable interests. You also indicate that the independent operator has the power to direct the activities that most significantly impact the independent operator’s economic performance and the mutual termination rights do not give the Company power over the independent operator. Please describe to us in detail the accounting impact to the financial statements in the event the Company was judged to be the primary beneficiary.

The Company advises the Staff that the discussion below summarizes the main impacts to its consolidated financial statements in the event the Company were judged to be the primary beneficiary of the independent operator entities (“IOs”). The Company believes that the changes to the Company’s fiscal 2018 financial statements associated with consolidation would be as follows:

a)	elimination of IO commission from selling, general and administrative expenses (“SG&A”) (see footnote 1 in the audited consolidated financial statements in Amendment No. 1 for further detail);

b)	addition of IO operating costs into SG&A (e.g., payroll, utilities, maintenance, credit card fees, licenses, etc.);

c)

elimination of IO loans receivable, IO accounts receivable, associated reserves and accrued interest from the Company’s balance sheet and the associated provision for reserves and interest income from the statement of operations;

d)	addition of IO third-party loans and associated interest expense and accrued interest;

e)	addition of IO property & equipment and associated depreciation and amortization expense;

f)	addition of any incremental deferred tax positions and income tax expense (which is dependent on IO structure);

g)	addition of any cash and short-term assets held by IOs;

h)	addition of accounts payable and accrued expenses for IO operating expenses; and

i)	addition of any non-controlling interest income or equity adjustments as applicable.

In summary, in regard to the Company’s statement of operations, there would be no changes to net sales, cost of sales or gross profit and insignificant changes to operating income. SG&A would decrease from the elimination of commission expense and would increase by a similar amount with the addition of the above noted operational expenses. As noted on page 91 of Amendment No. 1, as the store tenant, the Company pays rent, common area maintenance and other lease charges. As such, this significant operational expense is currently reflected in the Company’s statement of operations.

In regard to the Company’s balance sheet, if the IOs were consolidated in the Company’s financial statements, the Company would be required to consolidate cash belonging to the IOs, even though such cash is not the Company’s asset and the Company has no legal right to use it. The Company would be required to eliminate the IO loans receivable balance from its balance sheet, despite the fact that such receivable balance represents collection exposure for the Company. Additionally, the Company would be required to reflect on its balance sheet IO third-party loans and accounts payable for which the Company is not contractually responsible. Lastly, as noted on page 91 of Amendment No. 1, the Company funds the significant majority of new store investments, including store build-out, racking, refrigeration and other equipment, whereas the IOs purchase less significant store and safety assets. Accordingly, the IO-owned property and equipment that the Company would be required to consolidate onto its balance sheet would be insignificant relative to the Company’s existing property and equipment balance.

The Company believes that the impacts to its fiscal 2016 and fiscal 2017 consolidated financial statements would be consistent with the above noted impacts for its fiscal 2018 consolidated financial statements.

The Company further advises the Staff that, although the Company receives summary financial information from the IOs, such information is not necessarily delivered consistently nor is it prepared on a GAAP compliant, uniform basis. Due to these limitations, the Company is unable to reliably quantify the financial impact of consolidating the Company’s and IO entity financial statements. See the risk factor entitled “Changes in accounting rules or interpretations thereof, changes to underlying legal agreements as well as other factors applicable to our analysis of the IO entities as variable interest entities could significantly impact our ability to issue our financial statements on a timely basis” on page 30 of Amendment No. 1.

2. Independent Operator Notes and Receivables, page F-17

13.

We note that the allowances and accruals for estimated losses of amounts loaned to independent operators are a relatively high percentage of total amounts due from such operators. Please disclose separately the current portion of interest-bearing notes and accounts receivable in this note. Further, please also explain in detail the reason(s) for the percentage of allowance and accruals on independent operator receivables and notes, respectively, giving consideration to the allowance on the current portion of each. You should also summarize the reasons for absolute amounts and the year-to-year change in your discussion of liquidity. We may have further comment.

The Company has revised its disclosure on pages 74 and F-17 in response to the Staff’s comment.

5. Long-Term Debt, page F-20

14.

We note your disclosure that the First Lien Credit Agreement and Second Lien Credit Agreement contain covenants limiting Holdings and the ability of its restricted subsidiaries to pay dividends. Further, we note that you present your parent only condensed financial information in Schedule I. Please tell us: (i) the amount of restricted net assets of unconsolidated and consolidated subsidiaries as of the most recent balance sheet date including how you computed the amount and (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(ii) of Regulation S-X.

The disclosure included on page F-35 regarding the restrictions placed upon the parent company’s subsidiaries is accurate based upon the covenants contained in the existing debt agreements. The restrictions are not quantitative restrictions, but rather a group of qualitative restrictions as detailed on page F-35 that generally restrict substantially all of the assets of the parent company’s subsidiaries. As such, the Company has not disclosed the amount of its restricted net assets.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ William B. Brentani
William B. Brentani

cc:	Eric J. Lindberg, Jr., Chief Executive Officer,

Pamela B. Burke, Chief Administrative Officer, General Counsel and Secretary

Grocery Outlet Holding Corp.

Bruce K. Dallas,

Davis Polk & Wardwell LLP